EXHIBIT 11.8

EXFO INC.
(the "Corporation")

Majority Voting Policy

PURPOSE

The Corporation believes that each of its directors should carry the confidence and support of its shareholders. To this end, the Corporation has adopted this Majority Voting Policy. Future nominees for election to the board of directors of the Corporation ("Board") are required to subscribe to this statement before their nomination is made by the Corporation.

SCOPE

This policy shall only apply to an Uncontested Election (hereinafter defined). An "Uncontested Election" under this policy means an election where the number of nominees for director equals the number of directors to be elected. As such, this policy does not apply in any case where the election involves a proxy battle, where proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Corporation's management identified within the Corporation's Management Proxy Circular.

POLICY

In an Uncontested Election of directors of the Corporation, each director should be elected by the vote of a majority of the shares represented in person or by proxy at any shareholders' meeting where directors are elected. Accordingly, if any nominee for director receives a greater number of votes "withheld" from his or her election than votes "for" such election, that director shall tender his or her resignation to the Chair of the Board promptly following the certification of the shareholder vote and, for the purpose of this policy, shall be considered not to have received the support of the shareholders even though duly elected under corporate law.

The Board will consider the offer of resignation and will decide if it accepts it or if it rejects it. In considering the acceptance of the resignation, the Board will namely consider the following: (i) any reasons given by shareholders for "withholding" votes from the election of that director; and (ii) the qualifications of the director. The Board shall also consider any additional factors the Board believes to be relevant for such matter. The Board will make its final decision and announce it in a press release within ninety (90) days following the shareholders' meeting. The Board expects to accept the resignation in the absence of exceptional circumstances. However, if the Board rejects the resignation, the press release shall include the reasons for such rejection. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board at which the resignation is considered.

If the Board accepts the resignation, the Board may, at its sole discretion, but subject to any corporate restrictions: (i) leave the resultant vacancy unfilled until the next annual general meeting; (ii) fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders; or (iii) call upon a special meeting of shareholders at which a nominee or several nominees will be presented to fill the vacant position or positions.

This policy will be summarized or included in each Management Proxy Circular relating to an election of directors of the Corporation.

First adopted October 11, 2011, as amended on March 29, 2016